Exhibit 99.1

ReneSola Receives Notice Regarding NYSE Listing Criteria and Enters Into Term Sheet with Respect to Potential Disposition of Certain Businesses and Liabilities

SHANGHAI, August 26, 2017 /PRNewswire/ ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading fully-integrated solar project developer and provider of energy-efficient products, today announced that (i) the Company has been notified by NYSE Regulation (the “NYSE Notice”) of being below the continued listing standards of the New York Stock Exchange (the “NYSE”), and (ii) in connection with the Company’s evaluation of its strategic alternatives and its business plan to regain compliance with the relevant NYSE continued listing standard, the Company has entered into a term sheet with Mr. Xianshou Li, the Company’s Chairman and Chief Executive Officer (“Mr. Li”), with respect to, among other things, a potential disposition of the Company’s manufacturing (including polysilicon, solar wafer and solar module manufacturing) and LED distribution businesses (the “Target Businesses”) and a majority or substantially all of its related indebtedness.

The Company is considered below criteria established by the NYSE because the Company’s average market capitalization has been less than US$50 million over a 30 trading-day period and its last reported shareholders’ equity was less than US$50 million. In accordance with NYSE procedures, the Company has 90 days from the receipt of the notice to submit a business plan to the NYSE demonstrating how it intends to regain compliance with the NYSE’s continued listing standards within 18 months. The Company intends to develop and submit such a plan to bring the Company back in compliance within the required time frame.

As previously announced, the Company received a preliminary non-binding proposal (the “Proposal”), dated June 13, 2017, from Mr. Li to acquire the Target Businesses and assume related indebtedness, and on the same day, the board of directors (the “Board”) of the Company formed a special committee (the “Special Committee”) consisting solely of independent directors to consider the Proposal and other alternatives available to the Company. The Special Committee has been working diligently, with the assistance of its financial and legal advisors, to evaluate the Proposal and other alternatives, and as part of that process, has been engaged in discussions with Mr. Li. As a result of such discussions, on August 26, 2017, the Company executed a non-binding term sheet (the “Term Sheet”) with Mr. Li, a copy of which is attached as Exhibit A to this press release.

Among other terms, the Term Sheet contemplates that as a result of the transactions contemplated thereby (including the disposition of the Target Businesses), the Company and its subsidiaries would no longer be liable under an estimated RMB 3.8 billion of bank borrowings related to the Target Businesses, a majority or substantially all of the trade payables owed post-transaction by the Company and its subsidiaries to the Target Businesses (currently estimated to be approximately US$200 million) would be canceled, and, in consideration in part for the cancellation of such payables and other valuable consideration, the Company would issue a specified number of American Depositary Shares (each representing 10 ordinary shares of the Company) (“ADSs”) to Mr. Li and/or his affiliates, with such number to be further negotiated between the Special Committee and Mr. Li.

The Board cautions the Company's shareholders and others considering trading the Company's securities that the terms set out in the Term Sheet, including the number of ADSs to be issued by the Company, remain under evaluation by the Special Committee and negotiation between the Company and Mr. Li, and the Special Committee continues to evaluate other alternatives available to the Company. There can be no assurance that that any definitive agreement will be executed relating to the proposed transaction or any other transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Whether or not the Company’s final business plan relates to the transactions contemplated by the Term Sheet or any other potential transaction, the NYSE staff will evaluate the business plan submitted by the Company to determine whether the Company has reasonably demonstrated its ability to regain compliance within 18 months. In the event the NYSE accepts the plan, the Company will be subject to quarterly monitoring for compliance with the plan and the Company’s ADSs will continue to trade on the NYSE during the plan period. In the event the NYSE does not accept the business plan, the Company will be subject to suspension by the NYSE and the NYSE may initiate delisting procedures as appropriate.

The NYSE notice does not affect the Company’s business operations or its SEC reporting requirements and does not conflict with any of the Company's contractual obligations.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries for ReneSola, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesola.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

Exhibit A

Execution Version

RENESOLA LTD (the “Company”)

SUMMARY OF TRANSACTION TERMS

Date: August 26, 2017

This Summary of Transaction Terms is for discussion purposes only. Except as provided in the sections entitled “Costs and Expenses”, “Confidentiality”, “Governing Law; Jurisdiction” and “No Binding Effect” herein, under no circumstances shall this Summary of Transaction Terms constitute or be deemed to constitute a legally binding commitment or agreement on the part of any person or entity, nor shall it be construed as an undertaking by any person or entity to issue or arrange a commitment or agreement to accept any of the terms or arrangements described herein.

Parties

•      Mr. Xianshou Li, chairman and chief executive officer of the Company (the “Chairman”) and/or his affiliates (other than the Company and its subsidiaries (collectively, the “Group”)); and

•      Company (together with the Chairman, collectively, the “Parties”).

Target	ReneSola Singapore Pte. Ltd. (“SGP”), a subsidiary of the Company incorporated in Singapore.
Transaction

Subject to the terms and conditions set forth herein, the proposed transaction (the “Transaction”) will consist of, among other things, the following key parts:

•      the disposition of the Group’s manufacturing (including polysilicon, solar wafer and solar module manufacturing) and LED distribution businesses (the “Carved Businesses”), through a transfer of 100% of the share capital in SGP following the Restructuring, as described in more detail below under “Internal Restructuring, Bank Debt; Credit Enhancements”;

•      the disposition of an estimated RMB 3.8 billion of Bank Debt (as defined below) of the Group, as described in more detail below under “Internal Restructuring, Bank Debt; Credit Enhancements”; and

•      the issuance by the Company of certain additional American Depositary Shares of the Company (“ADSs”) (each representing 10 ordinary shares) (the “Issued Shares”) to SGP and/or its affiliates in consideration for, among other things, the cancellation of a majority or substantially all of the payables owed by the Company and its subsidiaries to the Carved Businesses (currently estimated to be approximately US$200 million) (as described in more detail below under “Cancellation of Inter-Company Payables”), the Lenders’ Confirmation and the Credit Enhancements. The amount of ADSs to be issued is subject to further negotiation between the Parties.

Internal Restructuring; Bank Debt; Credit Enhancements

As one of the closing conditions to the Transaction, the Group will, through a series of equity and asset transfers, effect an internal restructuring (the “Restructuring”) following which (i) SGP and its subsidiaries will hold substantially all of the assets and liabilities related to the Carved Businesses as well as four other companies engaged primarily in the solar power project business, and (ii) the Group’s other assets and liabilities will be held by the Company and its other subsidiaries. Following the Restructuring and at the closing of the Transaction, the Company will transfer 100% of the share capital in SGP to the Chairman and/or his affiliates.

Based on the current amount of debt owed by the relevant entities, following the Restructuring, the aggregate amount of debt owed by SGP and its subsidiaries to external banking institutions is estimated to be approximately RMB3.8 billion (the “Bank Debt”). The Chairman represents and warrants to the Company that following the consummation of the Restructuring and the Transaction, the Company and its subsidiaries will no longer be liable under the Bank Debt. In order to secure the bank lenders’ confirmation (the “Lenders’ Confirmation”) to the foregoing arrangement and other parts of the Restructuring and the Transaction, the Chairman and his affiliates will provide certain credit-enhancements (the “Credit Enhancements”) to the bank lenders, including the pledge of the Issued Shares and certain other assets of SGP and its subsidiaries to the bank lenders and a personal guarantee by the Chairman of a majority of the Bank Debt.
Cancellation of Inter-Company Payables	Following the Restructuring, the Company and its subsidiaries (other than SGP and its subsidiaries) will owe SGP and its subsidiaries certain account and other payables, which arose from, among other things, the supply of products by SGP and its subsidiaries to other members of the Group and past borrowings incurred by the Company to fund investments in its manufacturing business. As part of the Transaction, SGP and its subsidiaries will cancel a majority or substantially all of such inter-company payables, with the specific amount to be agreed in the definitive agreements (the “Cancellation of Inter-Company Payables”). If the aggregate amount of such inter-company payables as of the closing of the Transaction is higher or lower than such agreed amount, appropriate adjustments will be made in a manner to be agreed.
Costs and Expenses	Unless otherwise agreed by the Parties in writing, the Parties shall be responsible for their respective costs and expenses arising from the negotiation of the Transaction and the preparation of all the transaction documents (including but not limited to the definitive agreements).
Confidentiality	All discussions, communications, documents and any other information related to this Summary of Transaction Terms (including but not limited to the contents, negotiation, execution and existence of this Summary of Transaction Terms and the definitive agreements) shall be confidential. Unless required by applicable law or competent governmental authorities, without the prior written consent of the other Party, neither Party shall (and each Party shall procure that its affiliates and its and its affiliates’ directors, officers, employees, financing sources, consultants, representatives and agents do not) disclose any such confidential information to any third party or otherwise; provided that each Party shall be permitted to disclose such confidential information to its directors, officers, employees, consultants, counsels and other professional service providers who have agreed to comply with such confidentiality obligation for the purposes of evaluating, negotiating and consummating the Restructuring and the Transaction.

2

Governing Law; Jurisdiction	The definitive agreements for the Restructuring and the Transaction contemplated hereunder shall be interpreted and construed in accordance with New York law. Disputes shall be resolved by arbitration by the Singapore International Arbitration Centre.
No Binding Effect	The terms provided in the sections hereof entitled “Costs and Expenses,” “Confidentiality,” “Governing Law; Jurisdiction” and this “No Binding Effect” shall be legally binding upon the Parties. Other than such terms, this Summary of Transaction Terms shall not be legally binding on the Parties.

* * * * *

3

IN WITNESS WHEREOF, the parties have caused this Summary of Transaction Terms to be executed as of the date first written above.

Mr. Xianshou Li

/s/ Xianshou Li

ReneSola Ltd

By:	/s/ Weiguo Zhou
Name: Weiguo Zhou
Title: Chairman of Special Committee of Board of Directors

[Signature Page to Summary of Transaction Terms]